VIA EDGAR

February 16, 2010

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Re:                             Rush Enterprises, Inc.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Filed November 9, 2009

File No. 0-20797

Dear Mr. Owings:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below is the Company’s response to the additional comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated January 29, 2010, regarding the above referenced filing.  For your convenience, the text of the Staff’s comment is set forth below in bold followed by the Company’s response.

Financial Statements for the Period Ended September 30, 2009

Note 2.  Goodwill and Other Intangible Assets, page 6

1.                                      We read your response to comment 20 from our letter dated December 23, 2009.  We note that SFAS 142 says that the amount of goodwill to be included in the carrying amount of the portion of the reporting unit to be disposed of shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit to be retained.  However, it appears you have used the relative gross profit of the business to be disposed of to determine the amount of goodwill to include in the carrying amount.  Please explain to us why you believe that relative gross profit is the same as or approximates relative fair value.  Refer to ASC 350-20-35-53.

According to ASC 350-20-35-52/53, “When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.  The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.”  As stated in our prior response, the Company believes that the GM medium-duty franchises meet the definition of a business according to ASC 805-10-55-4.  The Company believed future cash flows would be lost as a result of losing the GM franchises.   The gross profit generated by the GM medium-duty truck franchises was

0.625 percent of the total gross profits generated by the reporting unit and therefore was not material to the total gross profits of the reporting unit.

The GM medium-duty truck franchises were integrated into our existing dealerships, each of which also represents various other manufacturers, including Peterbilt, Hino, Isuzu and UD.  None of the GM medium-duty franchises was a stand-alone dealership facility selling only GM medium-duty products.  As the GM medium-duty franchises were not significant to the reporting unit, management considered the most appropriate measure to determine relative fair value of the reporting unit.  We note each dealership location may contain multiple franchises, each contributing identifiable gross profit.  Expenses of each dealership, including wages, utilities, and rent, etc., are not allocable to a particular franchise.  Dealerships are typically valued based on multiples of earnings.  The Company believes that a multiple of gross profits generated by a franchise should be used to approximate the fair value of that franchise. Accordingly, the Company calculated the goodwill impairment by estimating the anticipated gross profit that will be lost upon the termination of the GM medium-duty franchises.  The estimated gross profit loss was calculated as a percentage of total gross profit for the reporting unit.  That percentage was applied to the goodwill associated with the reporting unit to calculate the goodwill impairment.

This concludes our responses to the Staff’s comments.  In responding to the Staff’s comments, the Company acknowledges that:

(1)                                 The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)                                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3)                                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to call me at (830) 626-5200 or Derrek Weaver, Chief Compliance Officer and Vice President of Legal Affairs, at (830) 626-5929.

Sincerely,

/s/ W.M. “Rusty” Rush
W.M. “Rusty” Rush
President and Chief Executive Officer